

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

October 15, 2010

Donald W. Pearson
Principal Financial Officer
Arkansas Best Corporation
3801 Old Greenwood Road
Fort Smith, Arkansas 72903

RE: Arkansas Best Corporation
        Form 10-K for the fiscal year ended December 31, 2009
        File No. 000-19969

Dear Mr. Pearson:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        John Stickel
                        Attorney Advisor